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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of June 2009

Commission File Number: 0-31100

KISKA METALS CORPORATION
Suite 1350 - 650 West Georgia Street Vancouver, B.C. V6B 14N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):       82-

KISKA METALS CORPORATION

(formerly Geoinformatics Exploration Inc.)

Unaudited Interim Consolidated Financial Statements

For the three and six months ended June 30, 2009

(expressed in Canadian dollars)

The interim consolidated financial statements of the Company including the accompanying consolidated balance sheets as at June 30, 2009 and December 31, 2008 and the consolidated statements of operations and comprehensive loss, shareholders’ deficit and other comprehensive income, and cash flows for the three and six month periods ended June 30, 2009 and 2008 are the responsibility of the Company’s management. The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles for interim financial statements.

The Company’s independent auditor, McGovern, Hurley, Cunningham LLP, has not performed a review of these financial statements.

Please refer to Note 11 “Subsequent Events” for material information regarding these financial statements.

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Consolidated Balance Sheets

(expressed in Canadian dollars)

		June 30, 2009	December 31, 2008
Assets
Current assets
Cash and cash equivalents		$ 858,410	$ 762,560
Restricted cash	(Note 3)	68,563	82,228
Amounts receivable		-	9,821
Other receivables		191,993	248,516
Marketable securities	(Note 4)	60,000	120,532
Prepaid expenses and deposits		58,099	69,545
Total current assets		1,237,065	1,293,202

Equity investment	(Note 5)	217,392	765,747
Property, plant & equipment, net		533,163	580,811
Other		4,810	5,583

Total Assets		$ 1,992,430	$ 2,645,343

Liabilities and Shareholders’ Equity

Accounts payable		$ 174,449	$ 284,552
Accounts payable – related party	(Note 7)	225,000	225,000
Accrued liabilities		123,963	131,519
Note payable – related party	(Note 7)	1,795,822	-
Current liabilities		2,319,234	641,071

Total liabilities		2,319,234	641,071

Shareholders’ Deficiency
Share capital	(Note 8(a))	50,048,042	50,048,042
Stock options	(Note 8(b))	984,813	706,483
Contributed surplus		2,583,712	2,583,712
		53,616,567	53,338,237
Accumulated other comprehensive (loss)	(Note 2)	(114,906)	(345,630)
Accumulated deficit		(53,828,465)	(50,988,335)
		(53,943,371)	(51,333,965)
Total shareholders’ deficiency		(326,804)	2,004,272

Total Liabilities and Shareholders’ Deficiency		$ 1,992,430	$ 2,645,343

APPROVED BY THE BOARD
“David A. Caulfield”	Director
“Jason S. Weber”	Director

Basis of Presentation (Note 1).

See the accompanying notes to the interim financial statements.

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Consolidated Statements of Operations and Comprehensive Loss

(expressed in Canadian dollars)

		Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
Revenues		$ -	$ 249,355	$ -	$ 335,331

Expenses
Salaries and employee benefits		187,532	385,325	280,402	901,553
Selling, general & administrative		89,075	360,720	186,098	721,864
Consulting /outsourced services		187,119	115,432	348,632	209,811
Depreciation and amortization		26,371	55,485	61,958	101,113
Exploration expenditures		253,719	998,467	389,755	2,760,083
Stock-based compensation	(Note 8(a))	73,636	51,039	278,330	91,992
		817,452	1,966,468	1,545,175	4,786,416
Operating loss before the following		(817,452)	(1,717,113)	(1,545,175)	(4,451,085)
Financing expense		50,587	934,585	116,441	1,851,281
Interest income		-	(5,664)	-	(18,839)
Equity loss in investment	(Note 5)	860,486	117,369	958,753	229,385
Loss on sale of investment		-	(970)	240,285	(1,991)
Foreign exchange (gain)/loss		(107,376)	10,430	18,605	(139,600)
		803,697	1,055,750	1,334,084	1,920,236
Loss before income taxes		(1,621,149)	(2,772,863)	(2,879,259)	(6,371,321)
Recovery of income taxes		2,900	13,023	39,129	1,138,040
Net loss		(1,618,249)	(2,759,840)	(2,840,130)	(5,233,281)

Unrealized foreign exchange (loss)/gain on available-for-sale investments		-	(6,373)	-	(10,847)
Net change in unrealized gains/(losses) on available-for-sale investments		20,000	(273,025)	20,000	8,866
Tax effect of changes in other comprehensive income		(2,900)	41,910	(39,129)	28,063
Comprehensive loss		$ (1,601,149)	$ (2,997,328)	$ (2,859,259)	$ (5,207,199)

Basic and diluted loss per share		$ (0.02)	$ (0.02)	$ (0.04)	$ (0.04)
Basic and diluted weighted average number of shares outstanding during the period		75,705,829	138,521,043	75,705,829	138,208,422

See the accompanying notes to the interim financial statements.

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Consolidated Statements of Cash Flows

(expressed in Canadian dollars)

	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008
OPERATING ACTIVITIES
Net loss	$ (1,618,249)	$ (2,759,840)	$ (2,840,130)	$ (5,233,281)
Add (deduct) items not involving cash:
Financing expense	-	934,585	-	1,851,281
Depreciation and amortization	26,371	55,485	61,958	101,113
Stock-based compensation expense	73,636	51,039	278,330	91,992
Loss on sale of investment	-	(970)	240,285	(1,991)
Future income taxes	(2,900)	(13,023)	(39,129)	(1,138,040)
Equity loss in investment	860,486	117,369	958,753	229,385
	(660,656)	(1,615,355)	(1,339,933)	(4,099,541)
Net change in non-cash working capital balances related to operations:
Accounts and other receivables	(31,183)	154,991	66,345	394,322
Prepaid expenses	(16,856)	(6,652)	11,446	452,728
Accounts payable and accrued liabilities	(19,192)	55,842	(112,366)	(290,009)
Cash and cash equivalents used in operating activities	(727,887)	(1,411,174)	(1,374,508)	(3,542,500)
INVESTING ACTIVITIES
(Purchase)/sale of term deposits and restricted cash, net	1,598	414,230	13,665	776,076
Purchase of investment	(410,398)	-	(410,398)	-
Purchase of property, plant and equipment	(19,121)	(44,203)	(20,765)	(48,498)
Repayment of note payable	-	-	-	-
Cash (used in) provided by investing activities	(427,921)	370,027	(417,498)	727,578
FINANCING ACTIVITIES
Proceeds from sale of investments	-	-	90,099	-
Proceeds from sale of assets	537	3,943	1,935	6,905
Proceeds from issuance of shares	-	-	-	102,675
Proceeds from bridge loan	794,178	-	1,795,822	-
Payment of share issuance costs	-	(2,500)	-	(2,500)
Net repayment of capital lease obligations	-	(8,492)	-	(17,580)
Cash provided (used in) financing activities	794,715	(7,049)	1,887,856	89,500
Net increase/(decrease) in cash and cash equivalents during the period	(361,093)	(1,048,196)	95,850	(2,725,422)
Cash and cash equivalents, beginning of the period	1,219,503	1,048,196	762,560	2,725,422
Cash and cash equivalents, end of the period	858,410	-	858,410	-

See the accompanying notes to the interim financial statements

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Statement of Shareholders’ Deficit

for the Six months ended June 30

	2009	2008
Share capital
Balance, beginning of year	$ 50,048,042	$ 20,342,562
Issued in satisfaction of commitment fee and interest	-	497,008
Issued upon exercise of stock options	-	102,675
Valuation attributable to stock options exercised	-	147,333
Share issue costs	-	(1,170,387)
Balance June 30	50,048,042	19,919,191
Equity component of convertible facility
Balance, beginning of year	-	4,523,973
Additions	-	-
Balance June 30	-	4,523,973
Stock options
Balance, beginning of year	706,483	1,420,024
Share-based compensation	278,330	91,992
Transfer to common shares on exercise of options	-	(147,333)
Expired or forfeited stock options	-	(191,142)
Balance June 30	984,813	1,173,541
Contributed surplus
Balance, beginning of year	2,583,712	1,863,902
Ascribed value of expired stock options	-	129,915
Ascribed value of forfeited stock options	-	61,227
Balance June 30	2,583,712	2,055,044
Accumulated Deficit
Balance, beginning of year	(50,929,719)	(37,313,241)
Prior year income tax recovery not previously recognized (Note 2)	(58,616)	36,021
Balance as restated	(50,988,335)	(37,277,220)
Net loss for the period	(2,840,130)	(5,233,281)
Balance June 30	(53,828,465)	(42,510,501)

Accumulated other comprehensive income
Balance, beginning of year	(404,246)	240,140
Prior year income tax recovery not previously recognized (Note 2)	58,616	(36,021)
Balance as restated	(345,630)	204,119
Unrealized foreign exchange (loss)/gain on available-for-sale investment	-	(10,847)
Realized loss on disposal of available-for-sale investments	249,853	-
Net change in unrealized gains/(losses) on available-for-sale investments	20,000	(176,242)
Tax effect of changes in other comprehensive income	(39,129)	28,063
Balance June 30	(114,906)	45,093

Total shareholders’ deficiency	$ (326,804)	$ (14,793,659)

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2009

1. NATURE OF BUSINESS AND BASIS OF PRESENTATION

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.) and its wholly-owned subsidiaries (collectively the “Company” or “Kiska”) is a global resources company which has developed a unique and innovative approach to mineral exploration. The Company’s team of geoscientists and technical experts has created a scientific and technology platform (the “Geoinformatics Process”) which integrates data aggregation, data mining and processing and three-dimensional modeling to identify and prioritize exploration drill targets. The Geoinformatics Process has been designed to assist in understanding and quantifying risk at a much earlier stage of the exploration cycle than has traditionally been available. The Company’s objective has been to bring a faster, less expensive and more reliable analytical methodology to mining exploration.

The Company is in its development stage as defined by the Canadian Institute of Chartered Accountants (“CICA”) Accounting Guideline 11 - Enterprises in the Development Stage and it is in the process of exploring its mineral properties and as such, has not yet determined whether these properties contain reserves that are economically recoverable. Due to the nature of exploration and the Company’s business strategy, the Company expenses all exploration expenditures when incurred.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current exploration programs will result in profitable mining operations. Some of the Company’s mineral property interests are located outside of Canada and are subject to the risks associated with foreign investment, including increases in taxes and royalties, renegotiations of contracts, currency exchange fluctuations and political uncertainty. Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, these procedures do not guarantee the Company’s title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, these interim consolidated financial statements of the Company do not include all information and note disclosure as required under Canadian generally accepted accounting principles for annual financial statements. These interim consolidated financial statements should be read in conjunction with the Company’s 2008 audited consolidated financial statements and the corresponding notes thereto.

The financial information included herein reflects all adjustments, consisting only of normal recurring adjustments which, in the opinion of management, are necessary for a fair presentation of the results for the interim period presented. The results of operations for the three and six months ended June 30, 2009 are not necessarily indicative of the results to be expected for the full year.

These consolidated financial statements have been prepared on the basis that Kiska is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. Kiska's ability to continue as a going concern is dependent on the Company’s ability to obtain additional debt or equity financing later in 2009 to successfully advance the exploration and development of properties in its exploration portfolio and to be able to derive material proceeds from the sale or divesture of those properties and other assets such as royalty rights and equity interests. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.  Such adjustments could be material.

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2009

2. RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

EIC – 172

The Company adopted the method of accounting for unrecognized prior years tax loss carry forwards described in Emerging Issues Committee Abstract 172 (EIC-172), which was issued by the Canadian Institute of Chartered Accountants (“CICA”) in August 2008. EIC-172 requires the tax benefit from the recognition of previously unrecognized tax loss carry forwards, which arise from the recording of unrealized gains on available-for-sale financial assets in other comprehensive income, to be recognized in operations. The transition provisions for EIC-172 require the accounting policy be applied retrospectively, with restatement of prior periods. Accordingly, the Company has included future income tax recoveries (expense) on the statement of operations from previously unrecognized tax loss carry forwards associated with unrealized gains on available-for-sale financial assets. A summary of the changes to the financial statements for the three months ended June 30, 2008 is provided in the following tables:

For the period ended June 30, 2008	3 months	6 months

Consolidated Statement of Operations
Net loss
As originally presented	$ (2,717,930)	$ (5,205,218)
Future income tax recovery (expense) not previously recognized	(41,910)	(28,063)
Revised	$ (2,759,840)	$ (5,233,281)

These interim consolidated financial statements are prepared following accounting policies consistent with the Company’s audited financial statements and notes thereto for the year ended December 31, 2008, except for the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”) that became effective for the Company on January 1, 2009. These new standards have been adopted on a prospective basis with no restatement to prior financial statements.

Section 3064 – Goodwill and Intangible Assets

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062 – “Goodwill and Intangible Assets”.  The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets.  Section 3064 also provides guidance for the treatment of preproduction and start-up costs and may require that these costs be expensed as incurred. The adoption of Section 3064 had no impact on the Company’s unaudited interim consolidated financial statements as at June 30, 2009.

Section 1582 – Business Combinations, Section 1601 – Consolidated Financial Statements and Section 1602 – Non-controlling Interests

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, which replaces Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2009

EIC – 173

The Emerging Issues Committee (“EIC”) of the CICA released EIC 173 in January 2009 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC was issued in response to the diversity of practice in valuing financial instruments, especially derivatives.  The adoption of EIC 173 had no impact on the Company’s unaudited interim consolidated financial statements as at June 30, 2009.

3. RESTRICTED CASH

Restricted cash of $68,563 represents reclamation bonds.

4. MARKETABLE SECURITIES

Available-for-sale financial instruments

	June 30, 2009	December 31, 2008
	Number of shares and warrants	Amount	Number of shares and warrants	Amount
Balance, Beginning of period	5,500,000	$ 120,532	5,500,000	$ 784,725
Disposal – ACR shares	(1,500,000)	(80,532)	-	-
Expired – ACR warrants	(1,000,000)	-	-	-
Unrealized gain - Laurion shares	-	20,000	-	(260,000)
Unrealized gain – Laurion warrants	-	-	-	(42,500)
Unrealized gain – ACR shares	-	-	-	(181,765)
Unrealized gain – ACR stock options	-	-	-	(179,928)
Balance, End of period	3,000,000	$ 60,000	5,500,000	$ 120,532

 (a) Laurion Minerals Exploration Inc.

For the three and six months ended June 30, 2009, the Company recorded an unrealized gain under other comprehensive income, on the shares and share purchase warrants held in Laurion of $20,000 and $20,000, respectively, which was established based on the bid price of Laurion shares of $0.03 per share at June 30, 2009.

 (b) African Consolidated Resources plc (“ACR”)

During the six months ended June 30, 2009, the Company disposed of its investment in ACR on the open market. Gross proceeds received was $90,099 which resulted in a loss on the sale of ACR of $240,285 being included in the statement of loss and comprehensive loss for the six months ended June 30, 2009.

5. EQUITY INVESTMENT

As at June 30, 2009, the Company owned 28,506,883 ordinary shares of Clancy Exploration Limited (“Clancy”) of which 21,355,506 are held in escrow until July 11, 2009.  During the three months ended June 30, 2009, Clancy completed a rights offering whereby Clancy ordinary shares were offered at Aud$0.08 per share (The “Rights Offering”) raising approximately Aud$1,000,000. Pursuant to the Rights Offering the Company acquired an additional 5,701,377 ordinary shares for a total cash consideration of Aud$456,110 (Cdn$410,398).

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2009

For the three and six months ended June 30, 2009 and 2008, the Company recorded an equity loss on its investment on Clancy as follows:

	Three months ended June 30, 2009	Six months ended June 30, 2009
Balance- Beginning of period	$ 667,480	$ 765,747
Acquisition of ordinary shares	410,398	410,398
Equity loss of Clancy	(860,486)	(958,753)
Balance , End of period	$ 217,392	$ 217,392

The carrying value and market value of the Clancy shares held by the Company, and accounted for using the equity basis, are as follows:

	As at June 30, 2009	As at December 31, 2008
Investment in Clancy Exploration Limited on an equity basis	$ 217,392	$ 765,747
Market value of Clancy shares	$ 2,936,009	$ 1,169,922

6. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Financial Risk Management

The Company is engaged in the business of exploration of mineral claims.  These activities expose the Company to a variety of financial risks, which include exposure to foreign exchange risk, interest rate risk, credit risk and liquidity risk.

The Company’s financial instruments consisted of cash and cash equivalents, restricted cash, amounts and other receivables, accounts payables and accrued liabilities, and note payable. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s amounts and other receivables are denominated in Mexican pesos or Canadian dollars. Balances are translated at the period end based on the Company’s accounting policy as set out in its annual consolidated financial statements.  The Company estimates that the fair value of its cash and cash equivalents, restricted cash, amounts and other receivables, accounts payable, accrued liabilities and note payable approximate the carrying value of these assets and liabilities due to the relatively short terms to maturity or due to the borrowing terms being comparable to current market terms for similar liabilities.

Foreign Exchange Risk

The Company operates on an international basis and, therefore, foreign exchange risk and foreign currency translation risk exposures arise from transactions denominated in a foreign currency. The Company’s current foreign exchange risk for its Australian, Mexican and United States operations arises primarily with respect to the Canadian dollar.

The Company operates in several countries, which gives rise to a risk that its expenditures may be adversely impacted by fluctuations in foreign exchange.  The Company does not undertake currency hedging activities. The Company does not attempt to hedge the net investment and equity of integrated foreign operations.

During the three and six months ended June 30, 2009, the Canadian dollar fluctuated and, as a result, the Company has recognized a foreign exchange gain of $107,376 and a foreign exchange loss of $18,605, for the three and six months ended June 30, 2009 respectively, in its statement of operations and comprehensive loss.

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2009

Interest Rate Risk

The Company’s interest rate risk mainly arises from the interest rate impact on the note payable.   Assuming a 0.5% increase or decrease in this interest rate, net income would change by approximately $8,750 per year.

Credit Risk

Certain of the Company’s financial assets are exposed to credit risk. Cash and cash equivalents and restricted cash consist of deposits with major commercial banks.

Credit risk relating to amounts receivable arises from the possibility that any counterparty to an instrument fails to perform. The majority of the Company’s receivables relate to recoveries of GST, and the Company is not aware of any counterparty risk that could have an impact on the fair value of such receivables.

Liquidity Risk

The Company manages liquidity risk by having in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. Management continuously monitors and reviews both actual and forecasted cash flows, including acquisition activities.

As at June 30, 2009, $858,410 was held in cash and cash equivalents.

Capital Risk Management

The Company defines the capital that it manages as its shareholders’ equity. The Company’s objectives with respect to managing capital are to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns to shareholders and benefits for other stakeholders. As at June 30, 2009, total managed capital was a deficit of $326,804.

The Company’s capital structure reflects that of a company focused on mineral exploration and financing both internal and external growth opportunities. The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.

In order to maintain or adjust its capital structure, the Company may issue new shares or sell assets to reduce debt and fund ongoing operations.

The Company manages its capital structure by performing the following:

•

Preparing budgets and cash-flow forecasts which are reviewed and approved by the Board of Directors;

•

Regular internal reporting and Board of Directors meetings to review actual versus budgeted spending and cash-flows; and

•

Detailed project analysis to assess and determine new funding requirements.

There were no changes in the Company’s approach to capital management during the three and six months ended June 30, 2009 compared to the year ended December 31, 2008.  The Company is not subject to externally imposed capital requirements.

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2009

7. RELATED PARTY TRANSACTIONS

The following transactions are measured at the exchange amount, which is the amount of the consideration established and agreed to by the related parties.

(a)

Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit will bear interest at an annual rate of 15% , payable at maturity and matures on September 30, 2010.

On March 27, 2009 and June 8, 2009, the Company drew $1,000,000 and $750,000, respectively, under the line of credit. Included in note payable – related party is accrued interest of $45,822 which was repaid pursuant to the closing of the business combination with Rimfire Minerals Corporation. (See Note 11 – Subsequent Events).

(b) Accounts payable –related party

Included in accounts payable related party is an amount of $225,000 representing the severance payment due to an officer upon a change of control of the Company.

8. SHARE CAPITAL

(a) Common shares issued and outstanding

Number of authorized common shares is unlimited

	For the six months ended June 30, 2009		For the year ended December 31, 2008
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	75,705,829	$ 50,048,042	13,459,681	$ 20,342,562
Issued upon equity financing	-	-	58,656,000	29,328,000
Issued in satisfaction of interest	-	-	3,535,248	1,440,335
Issued upon exercise of options	-	-	54,900	102,675
Valuation of stock options exercised	-	-	-	70,191
Share issue costs	-	-	-	(1,235,721)
Balance, end of the period	75,705,829	$ 50,048,042	75,705,829	$ 50,048,042

(b) Stock-based compensation

The Company’s Amended and Restated Stock Option Plan (the “Plan”) provides for the granting of stock options to directors, officers and employees of and consultants to the Company. The aggregate number of shares of the Company that may be granted pursuant to the Plan is limited to 10% of the issued and outstanding shares of the Company. Share options are granted for a term not to exceed five years at exercise prices determined as described in the Plan and are non-transferable. The Plan is administered by the Board of Directors, which determines individual eligibility under the Plan, the number of shares optioned to each individual (not to exceed 5% of issued and outstanding shares to any one individual) and the vesting period.

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2009

During the six months ended June 30, 2009, 5,500,000 stock options were granted at an exercise price of $0.15 expiring in 5 years. The fair value of the options was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions, volatility of 105%, risk-free rate of 1.95% and expected life of 5 years, which resulted in a price of $0.107 per stock option.

During the three and six months ended June 30, 2009, stock-based compensation expense of $73,636 and $278,330, respectively, relating to all stock options which vested during the period has been included in the consolidated statements of operations and deficit.

(c) Outstanding Stock Options

The following table sets out the maximum shares that would be outstanding if all of the options, at June 30, 2009 and December 31, 2008, respectively, were exercised:

	June 30, 2009	December 31, 2008
Common shares outstanding	75,705,829	75,705,829
Stock options	5,769,800	404,425
	81,475,629	76,110,254

9. SEGMENTED INFORMATION

The Company operates in one industry segment, mineral exploration. The Company’s exploration activities have been carried out in Canada, the United States, Mexico and Western Australia. There is an inactive subsidiary in Ireland.

Revenues are derived from the management of exploration programs for external third-party customers and are allocated to the jurisdiction based on where the underlying agreement and services were delivered.

	Three months ended		Six months ended
	June 30, 2009	June 30, 2008	June 30, 2009	June 30, 2008
Revenues
Canada	$ -	$ 153,074	$ -	$ 233,367
Australia	-	81,688	-	87,371
Mexico	-	14,593	-	14,593
	$ -	$ 249,355	$ -	$ 335,331

During the six months ended June 30, 2008, two customers represented 70% and 26%, respectively, of total revenues.

	As at June 30, 2009	As at December 31, 2008
Assets
Canada	$ 1,379,520	$ 1,871,533
United States	512,738	526,489
Mexico	57,871	87,012
Ireland	28,886	47,721
Australia	13,415	112,588
	$ 1,922,430	$ 2,645,343

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2009

10. DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”) as follows:

(a) Acquisition costs of mineral property interests

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. With the introduction of Emerging Issues Task Force (“EITF”) Abstract 04-2, effective April 30, 2004, mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

(b) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	June 30, 2009
	Canadian GAAP	Adjustments (a)	U.S. GAAP
Mineral property interest acquisition costs	$ -	$ 618,942	$ 618,942
Accumulated Deficit	(53,828,465)	618,942	(53,209,523)

	December 31, 2008
	Canadian GAAP	Adjustments (a)	U.S. GAAP

Mineral property interest acquisition costs	$ -	$ 462,664	$ 462,664
Accumulated Deficit	(50,988,335)	462,664	(50,525,671)

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2009

Consolidated Statements of Operations

	Three months ended June 30, 2009	Three months ended June 30, 2008	Six months ended June 30, 2009	Six months ended June 30, 2008

Net loss under Canadian GAAP	$ (1,621,149)	$ (2,717,930)	$ (2,879,259)	$ (5,205,218)
Net mineral property interest acquisition costs (a)	93,213	50,000	156,278	110,000

Net loss under U.S. GAAP	(1,527,936)	(2,667,930)	(2,722,981)	(5,095,218)
Comprehensive loss under U.S. GAAP	$ (1,507,936)	$ (2,947,328)	$ (2,702,981)	$ (5,097,199)
Weighted average number of shares	75,705,829	138,521,043	75,705,829	138,208,422

Basic and diluted loss per share under U.S. GAAP	$ (0.02)	$ (0.02)	$ (0.04)	$ (0.04)

11.

SUBSEQUENT EVENTS

a) Business Combination with Rimfire Minerals Corporation

On August 5, 2009, Rimfire Minerals Corporation (“Rimfire”) and the Company closed the previously announced business combination (the “Transaction”). The Company acquired all of the issued and outstanding shares of Rimfire at an agreed exchange ratio of 0.87 Kiska share for each Rimfire share. Immediately prior to the closing, the Company completed a 1 for 3 share consolidation which resulted in 25,235,224 shares being outstanding excluding the shares issued to Rimfire shareholders. The Company issued 22,365,310 common shares to Rimfire shareholders pursuant to the Transaction which resulted in 47,600,534 shares being issued and outstanding following the closing of the Transaction. In addition, the Company completed a name change on August 5, 2009 following the share consolidation. Kiska Metals Corporation will be led by the Rimfire management team, who were named by the Board on August 5, 2009.

The following table shows a summary of the unaudited pro forma Consolidated Statement of Operations if the Transaction had occurred at the beginning of each period.

	Three months ended June 30, 2009	Six months ended June 30, 2009
Mineral property revenue	$ 2,826	$ 28,191
Loss from operations	(1,841,811)	(3,225,775)
Financing expense	(49,648)	(116,441)
Equity in losses of associated companies	(860,485)	(958,753)
Foreign exchange gain (loss)	110,233	(3,352)
Other investment transaction gain(loss)	27,265	(176,648)
Recovery of income taxes	48,825	49,521

Net Loss	$ (2,565,621)	$ (4,431,448)
Per Share	(0.05)	(0.09)

Kiska Metals Corporation (formerly Geoinformatics Exploration Inc.)

Notes to the Interim Consolidated Financial Statements

June 30, 2009

The following table shows a summary of the unaudited pro forma Consolidated Balance Sheets at June 30, 2009 if the Transaction had occurred prior to the period end. Final pro forma statements to be included in future financial statements could vary depending on the fair value of the assets acquired on the Effective Date of the transaction.

June 30, 2009
Current Assets	6,251,706
Mineral Property Interests	7,890,381
Other Assets	880,787
Total Assets	15,022,874

Current Liabilities	3,226,848
Long-Term Liabilities	45,562

KISKA METALS CORPORATION

(formerly Geoinformatics Exploration Inc.)

Management’s Discussion and Analysis

of Financial Results

For the Three and Six Months

Ended June 30, 2009

Dated: August 25, 2009

KISKA METALS CORPORATION (formerly GEOINFORMATICS EXPLORATION INC.)

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2009

This Management’s Discussion and Analysis (“MD&A”) of financial position and results of Kiska Metals Corporation(formerly Geoinformatics Exploration Inc.) (the “Company” or “Kiska”) has been prepared based on information available to the Company as at August 15, 2009 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes as at and for the three and six months ended June 30, 2009. Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the Forward Looking Statement included with this MD&A and to consult Kiska’s audited consolidated financial statements for the year ended December 31, 2008 and the corresponding notes to the financial statements which are available on SEDAR at  www.sedar.com. The consolidated financial statements and MD&A are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles (‘‘CDN GAAP’’).

Unless otherwise indicated, all funds in this document are in Canadian dollars.

Forward-Looking Statement

This document includes certain forward looking statements concerning the future performance of Kiska’s business, its operations and its financial performance and condition, as well as management’s objectives, strategies, beliefs and intentions. Forward-looking statements are frequently identified by such words as “may”, “will”, “plan”, “expect”, “anticipate”, “estimate”, “intend” and similar words referring to future events and results.  Forward-looking statements are based on the current opinions and expectations of management.  All forward-looking information is inherently uncertain and subject to a variety of assumptions, risks and uncertainties. Factors that may cause actual results to vary include, but are not limited to, the Company’s ability to access capital, the speculative nature of mineral exploration and development, fluctuating commodity prices, competitive risks and reliance on key personnel, as described in more detail in this document under “Risk Factors and Uncertainties”.  Statements relating to estimates of reserves and resources are also forward-looking statements as they involve risks and assumptions (including but not limited to assumptions with respect to future commodity prices and production economics) that the reserves and resources described exist in the quantities and grades estimated and are capable of economic extraction. Actual events or results may differ materially from those projected in the forward-looking statements and we caution against placing undue reliance thereon. The Company assumes no obligation to revise or update these forward-looking statements.

About Kiska

Kiska is a mineral exploration company with a large portfolio of assets including the multi-million ounce gold resource at the Whistler Project in Alaska. The Company uses a unique and innovative approach to exploration and target development that integrates data aggregation and data mining, three-dimensional modeling and leading-edge technology and utilizes proprietary processing algorithms.  Among the unique aspects of the Company’s approach is the use of probabilistic techniques to rank potential exploration drill targets.

Over the past four years, the Company has evolved from that of a technology service company to that of a pure exploration company through its alliances with strategic partners within the mining and exploration industry. Over the past several years, the Company has acquired a large portfolio of exploration projects from its own exploration activities and under the Master Strategic Alliance Agreement (“MSAA”) with Kennecott Exploration Company (“Kennecott”).

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2009

Overview

During the first half of 2009, the Company focused on corporate opportunities in order to secure future funding for the Company to ensure the advancement of its key projects.

On May 26, 2009, the Company and Rimfire Minerals Corporation (“Rimfire”) announced the joint execution of a binding letter agreement to complete a business combination (the “Transaction”). Under the agreement, the Company completed a 3 for 1 share consolidation and name change to Kiska Metals Corporation then acquired all of the issued and outstanding shares of Rimfire at an agreed exchange ratio of 0.87 Kiska shares for each Rimfire share. The Transaction was completed on August 5, 2009 by way of a statutory plan of arrangement following the approval of shareholders from both Kiska and Rimfire. The shareholder meetings were held on July 30, 2009 with shareholders of each company voting overwhelmingly to approve the Transaction. Coincident with the Kiska shareholders’ meeting to vote on the Transaction, Kiska shareholders voted to approve the share consolidation and name change.

Outlook

During the quarter, the Company was in the planning stages for an exploration program on its Whistler project located approximately 150 kilometres northwest of Anchorage. The exploration program will consist of 341 line kilometres of Induced Polarization (IP) geophysical surveys with 270 line kilometres being carried out in a three dimensional array. In conjunction with the geophysical surveys, surface geological mapping and sampling of the grid will be carried out. Additional strategic evaluation of several targets on the property will also be carried out to define drill targets. A helicopter supported drill program will be carried out in two phases at the end of the IP program and the following spring. This drill program will test a combination of geophysical targets defined by the IP survey and targets defined by the surface work program.

Field crews mobilized to the Whistler site on July 14th, 2009 to commence preparations for the IP survey and geological mapping and sampling programs.

In addition, the Company will centralize its operations in Vancouver with the closure of the Toronto office and the transition from previous management to the newly appointed Rimfire management team.

Exploration Projects

Whistler Project

On January 9, 2008, the Company announced an independent initial resource estimate on the Whistler and Main Zones at the Whistler Project compliant with NI 43-101 and CIM guidelines.  The report was compiled by SRK Consulting (Canada) Inc. (“SRK”) who was engaged in mid-2007 to complete a technical report with the mandate being extended to a resource estimation following the receipt of the 2007 exploration and drilling results.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2009

NI 43-101 Mineral Resource Statement for the Whistler Gold Deposit, Alaska,

Prepared by SRK Consulting (Canada) Inc.

	Tonnage and Grades					Contained Metal
Resource Category	Tonnage (Mt)	Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq3 (g/t)	Gold (Moz)	Silver (Moz)	Copper (Mlb)	Gold Eq3 (Moz)
Indicated (open-pit1)	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Total Indicated	30	0.87	2.46	0.24	1.35	0.84	2.37	159	1.31
Inferred (open-pit1)	123	0.59	2.07	0.19	0.98	2.33	8.19	515	3.86
Inferred (underground2)	11	1.16	3.55	0.24	1.66	0.41	1.26	58	0.59
Total Inferred	134	0.64	2.18	0.20	1.05	2.74	9.44	573	4.44

1. Reported within a conceptual pit shell and based at a cut-off grade of 0.3 g/t gold equivalent adjusted for metallurgical recovery

2. Reported based on an underground bulk mining method using a cut-off grade of 1.1 g/t gold equivalent adjusted for metallurgical recovery;

3. Total Grade and Total Contained Metal gold-equivalent grade and ounces are based on 100% recovery, $550 per ounce gold, $8 per ounce silver and $1.50 per pound of copper.

During the summer of 2008, the Company completed an 11-hole and approximately 4,300 metres drilling campaign at the Whistler Project. The Company drilled 5 holes on the Whistler Zone itself and 6 holes on regional targets surrounding the Whistler Zone which had been identified by the Company. Upon completion of the 2008 field season, the Company has satisfied the acquisition conditions required to earn a 100% interest in the Whistler Project from Kennecott with Kennecott retaining a back-in right to acquire either a 51% or 60% interest in the project.

Assays results on the Whistler Zone included 727 metres grading 0.48 grams per tonne  (g/t) gold, 0.87 g/t silver and 0.14% copper which included 124 metres grading 1.50 g/t gold, 0.99 g/t silver and 0.29% copper. (See the Company’s press releases available at www.kiskametals.com dated September 3, 2008 and October 2, 2008).

Results from the regional targets include a discovery hole at the Raintree West Prospect with the first hole ever drilled on the prospect intersecting 160 metres grading 0.59 g/t gold, 6.02 g/t silver, 0.10% copper, 0.20% lead and 0.46% zinc including 24 metres grading 1.37 g/t gold, 6.32 g/t silver. 0.13% copper, 0.36% lead and 0.80% zinc. (See the Company’s press release dated November 4, 2008).

The Whistler Project is located 150 km northwest of Anchorage, Alaska, and consists of 707 state mining claims and 25 state mining claims leased from an individual. The Whistler Project was conveyed to Kiska under the target-of-merit provisions of the MSAA.  Kennecott retains a standardized back-in right or a 2% NSR.

The Whistler Project includes a regional exploration portfolio covering 440.5 sq. km of State of Alaska mining claims and transferable option agreements encompassing the Whistler Zone and other identified targets.  Approximately 50 other promising regional porphyry style gold-copper targets/prospects have been identified through field reconnaissance work which included an airborne magnetic survey, surface geochemistry and IP geophysical surveys. In addition to the porphyry style targets, the Company has identified 7 individual high-grade gold prospects at the Muddy Creek Prospect.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2009

On August 6, 2009 Kiska commenced a regional Induced Polarization (IP) geophysical survey totaling 341 line kilometres. The program involves geophysical crews from Aurora Geoscience of Anchorage and SJ Geophysics of Vancouver and uses a combination of 2D and 3D IP techniques. The survey will further refine targets in thin gravel-covered areas to prioritize targets for drilling.  As many as five targets may be drilled in a fall program, with additional targets determined following the completion of IP data gathering, processing and integration. Including drilling planned for this fall, a total of 7,000 metres in at least 20 drill holes is planned for completion by mid-2010.

The IP and drill program constitute the entire work program required for Kennecott Exploration to make a decision regarding its back-in rights on the project (refer to Geoinformatics press-release dated June 18, 2009 for further information). If Kennecott exercises its back-in rights it must refund two times the aggregate of Kiska’s exploration expenditures on the property and fund Whistler exploration through a positive pre-feasibility study to achieve a 51% interest. Kennecott can elect to fund the project through to a positive development decision to earn a 60% interest.

The SRK technical report and NI 43-101 resource estimate statements on the Whistler Project are available on SEDAR at www.sedar.com.

Mexican Projects

La Noria Project

On July 9, 2008, the Company announced that it had strengthened its ownership position in the La Noria Project in Sinaloa, Mexico with Kennecott relinquishing its back-in right on La Noria and retaining a 2% net smelter returns royalty (“NSR”) as their only interest in the property.  The release of the Kennecott back-in right at La Noria gives Kiska a 100% unencumbered interest in a large project subject only to an NSR.  Kiska continues to evaluate a range of strategic alternatives to advance further exploration and development of this valuable property.

On February 13, 2008, the Company announced an independent NI 43-101 compliant mineral resource estimate on the Azulitas Prospect (“Azulitas”) on its La Noria Project. The mineral resource estimate was prepared by SRK and was based on all drilling on the prospect to-date. On May 19, 2009, the Company relinquished certain of the Azulitas claims which were subject to an option agreement between the Company and a private land owner.  The Company remains committed to advancing the project and retained all of the area surrounding the claim that was relinquished under this option agreement.

La Noria is located approximately 60 km northeast of the major port of Mazatlan, in the state of Sinaloa, Mexico. The property consists of three optioned claims and a surrounding exploration license covering 200 sq. km. The Company has identified several other prospects on the property including:

➢

Los Laureles with numerous mineralized drill intersections including 107 metres grading 0.12% molybdenum (0.20% MoS2), 0.14% copper, 0.08g/t gold and 11.9g/t silver within a breccia zone with mapped extents over 750 metres by up to 180 metres wide.

➢

Mozulitas with two drill holes thus far confirming mineralization over a strike length of 75 metres with 57 metres grading 0.10% molybdenum including 12 metres grading 0.32% molybdenum.

➢

Amarillito with two drill holes thus far including 65 metres grading 0.31% copper and 11.60g/t silver.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2009

British Columbia Projects

Redton Project

The Redton Project is located between the Kemess Mine (Northgate Minerals Corporation) and the Mount Milligan copper-gold porphyry deposit (Terrane Metals Corporation) in the Quesnel Trough in northern British Columbia. The project adjoins and is within 1,500 metres of the recent Kwanika discovery made by Serengeti Resources Inc. Kiska has earned an 85% interest in the project by spending in excess of $4.75 million.

During 2008, the Company drilled a total of 8 diamond drill holes totaling 2,996 metres with all eight holes intersecting visible molybdenite (MoS2) mineralization at its Falcon Prospect (“Falcon”) which is part of the Redton Project.

Results from Falcon confirm a mineralized envelope of at least 440 metres by 475 metres which extends from surface to depths of at least 418 metres and is open in all directions. Assays results include 406 metres grading 0.060% MoS2 including higher grade intervals of 170 metres grading 0.083% MoS2 and 18.8 metres grading 0.104% MoS2; 418 metres  grading 0.055% MoS2 including higher grade intervals of 47 metres grading 0.077% MoS2 and 63 metres grading 0.110% MoS2; and 402 metres grading 0.064% MoS2 including higher grade intervals of 138 metres grading 0.079% MoS2 and 118 metres grading 0.095% MoS2.

Financial Results

Results of Operations

Net Loss

For the six months ended June 30, 2009, Kiska incurred a net loss of $2,840,130 ($0.04 per share) compared with a net loss of $5,233,281 ($0.04 per share) for the six months ended June 30, 2008. The decrease in the loss is due to lower overall expenses as the Company adopted a care and maintenance budget due to the downturn in the financial markets and the overall economic conditions.

For the three months ended June 30, 2009, the Company incurred a net loss of $1,618,249 ($0.02 per share) compared with a net loss of $2,759,840 (or $0.02 per share) for the three months ended June 30, 2008. The decrease in the loss is attributable to lower overall expenses due to the adoption of a care and maintenance budget and the Company’s focus on completing the business combination with Rimfire during the quarter ended June 30, 2009.

Selected quarterly information for each of the eight most recently completed financial periods is set out below: (figures in thousands)

	Q2 2009	Q1 2009	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007
Revenues	$ -	$ -	$ 542	$ 20	$ 249	$ 86	$ 246	$ 192
Loss from operations	(817)	(728)	(1,645)	(3,948)	(1,717)	(2,734)	(4,524)	(5,915)
Net loss	(1,618)	(1,221)	(5,132)	(5,924)	(2,718)	(2,377)	(7,305)	(3,044)
Loss per common share	$ (0.02)	$ (0.02)	$ (0.08)	$ (0.15)	$ (0.20)	$ (0.17)	$ (0.45)	$ (0.40)

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2009

Costs and expenses

Salaries & employee benefits expense was $187,532 for the three months ended June 30, 2009 compared with $385,325 for the three months ended June 30, 2008. The decrease is due to a reduction in overall staff levels toward the end of 2008 in addition to executive management reducing their compensation in an effort to help the Company conserve cash resources. For the six months ended June 30, 2009, salaries and employee benefits were $280,402 compared with $901,553 for the six months ended June 30, 2008.

Selling, general and administrative expense for the second quarter of 2009 was $89,075 compared with $360,720 for the second quarter of 2008, a decrease of 75%. The decrease is due to lower traveling expenses and lower communication costs. Selling, general and administrative expenses for the six months ended June 30, 2009 were $186,097 compared with $721,864 for the same period in 2008.

Consulting and outsourced services increased from $115,432 for the three months ended June 30, 2008 to $187,119 for the same period in 2009, due to a higher legal expenses incurred on business combination opportunities. Consulting and outsourced services increased from $209,811 for the first six months of 2008 to $348,632 for the first six months of 2009. The increase is attributable to higher legal expenses in connection with a proposed business combination that was not completed, the Transaction with Rimfire and the acquisition of an equity investment.

Depreciation and amortization was $26,731 for the current three month period and $55,485 for the comparative period. The decrease is attributable to the closure of the Company’s Australian operation in the later part of 2008 and the downsizing of the Company’s Toronto office. For the six month period ended June 30, 2009, depreciation and amortization was $61,958 compared with $101,113 for the six months ended June 30, 2009.  The decrease results from the closure of the Australian operations and certain assets becoming fully depreciated during 2008.

Exploration expenditures decreased to $253,719 for the three months ended June 30, 2009 compared with $998,467 for the three months ended June 30, 2008. The reduction is the result of fewer on-going exploration programs in 2009 as the Company adopted a care and maintenance budget due to limited cash resources. For the six months ended June 30, 2009, exploration expenditures were $389,755 compared with $2,760,083 for the six months ended June 30, 2008.

The Company accounts for stock options using the fair-value method under which compensation expense for stock options granted is valued at the date-of-grant using the Black-Scholes valuation model and is recognized as stock-based compensation expense over the vesting period of the options. The Company recognized $73,636 and $278,331, respectively, as stock-based compensation for the three and six months ended June 30, 2009, respectively. The Company did not issue any options during the three months ended June 30, 2009.

Financing expenses were $50,587 for the three months ended June 30, 2009 compared with $934,585 for the three months ended June 30, 2008. The decrease is due to the repayment of a convertible loan facility in October 2008 which resulted in no accretion expenses incurred in 2009. For the same reason, during the six months ended June 30, 2009 and 2008, financing expense was $116,441 and $1,851,281, respectively.

The Company recorded an equity loss of $860,486 and $958,753 for the three and six months ended June 30, 2009, respectively, in connection with its 44.6% equity interest in an Australian publicly-listed company, Clancy Exploration Limited (“Clancy”). During the quarter ended June 30, 2009, the Company participated in a rights offering undertaken by Clancy and acquired 5,701,377 additional ordinary common shares which maintained the Company interest at 44.6%. The Company paid Aud$456,110 (Cdn$410,398) for the additional shares.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2009

The Company recorded a foreign exchange gain of $107,376 and a foreign exchange loss of $18,605 for the three and six months ended June 30, 2009, respectively. Foreign exchange gains and losses are incurred due to fluctuations in exchange rates of the US and Australian dollars and the Mexican peso relative to the Canadian dollar. The Company translates its integrated foreign operations to Canadian dollars for reporting purposes.

Capital and Liquidity

The Company’s cash and cash equivalents balance at June 30, 2009 was $858,410 compared with $762,560 at December 31, 2008. The Company had a working capital deficit of $1,082,169 at June 30, 2009 compared with working capital of $652,131 at December 31, 2008. The decrease in working capital is attributable to a bridge loan of $1,750,000 drawn upon during the first six months of 2009 to fund on-going operations. (See Related Party Transactions below).

For the three months ended June 30, 2009 and 2008, cash used in operating activities was $727,887 and $1,411,174, respectively. The decrease is due to lower expenses relating to salaries, selling, administrative and consulting services and exploration expenditures as the Company adopted a care and maintenance budget during 2009. For the six months ended June 30, 2009 and 2008, cash used in operating activities was $1,374,508 and $3,542,500, respectively.

Capital Activities

As at August 15, 2009, there were (i) 47,600,534 common shares issued and outstanding, (ii) no warrants outstanding and (iii) stock options outstanding to purchase 3,831,555 common shares.

	Period ended		Six Months Ended
	August 15, 2009		June 30, 2009
	Number of shares	Amount	Number of shares	Amount

Balance, beginning of period	25,235,224	$ 50,048,042	25,235,224	$ 50,048,042
Shares issued upon acquisition of Rimfire	22,365,310	-	-	-

Balance – end of period	47,600,534	$ 50,048,042	25,235,224	$ 50,048,042

On August 5, 2009, as part of the acquisition of Rimfire Minerals Corporation, the Company completed a 3 for 1 stock consolidation which had been approved at a special and annual meeting of shareholders on July 30, 2009. All figures represented above have been revised to reflect the effects of the share consolidation.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2009

Related Party Transactions

(a)

Note Payable

On March 9, 2009, the Company announced it had negotiated a line of credit with Geologic Resource Partners LP (“GRP”), allowing it to draw down, as necessary a maximum amount of $2.6 million. The line of credit bears interest at an annual rate of 15% , payable at maturity and matures on September 30, 2010.

On March 27, 2009 and June 8, 2009, the Company drew $1,000,000 and $750,000, respectively, under the line of credit. Included in note payable – related party is accrued interest of $45,822 which was repaid pursuant to the closing of the business combination with Rimfire Minerals Corporation.

(b)

Accounts payable–related party

Included in accounts payable related party is an amount of $225,000 representing the severance payment due to an officer upon a change of control of the Company. This amount was paid subsequent to the end of the quarter at the time of the closing of the business combination.

Contractual Obligations

Kiska has future obligations under various contracts relating to operating lease, capital leases and minimum conditional and non-conditional exploration commitments to keep properties and tenements in good standing. The obligations for any conditional exploration expenditures are non-binding, as the Company has the option to relinquish these licenses and tenements and any rights to the properties at any time.

The table below provides a summary of these contractual obligations (based on undiscounted cash flows) as at June 30, 2009:

	Total	Less than 1 year	1 – 3 years	3 – 5 years	More than 5 years
Operating leases	$ 21,359	$ 15,212	$ 6,147	$ -	$ -
Conditional exploration expenditures	246,190	246,190	-		-
Total contractual obligations	$ 267,549	$ 261,402	$ 6,147	$ -	$ -

Under the terms of an employment agreement between the Company and an officer, the officer earns a minimum annual bonus of $20,000 payable on January 1 of each year. Should the Company terminate the agreement, the officer would be eligible for a severance amount of six months’ salary, or $100,000.

Risks Factors and Uncertainties

Overview

The Company is subject to many risks that may affect future operations over which the Company has little control. These risks include, but are not limited to, market conditions and the Company’s ability to access new sources of capital, the results from property exploration and development activities, and currency fluctuations.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2009

Access to Capital

The exploration and subsequent development of mineral properties is capital intensive. Should it not be possible to raise additional equity funds when required, the Company may not be able to continue to fund its operations which would have a material adverse effect on the Company’s potential profitability and ability to continue as a going concern.

Speculative Nature of Mineral Exploration and Development

The exploration for and development of mineral deposits involves significant risk which even a combination of careful evaluation, experience and knowledge may not adequately mitigate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  There is no assurance that commercial quantities of ore will be discovered on any of Kiska’s sole-risk or ventured properties. Even if commercial quantities of ore are discovered, there is no assurance that the mineral property will be brought into production.  Whether a mineral deposit will be commercially viable depends on a number of factors, including the particular attributes of the deposit, such as its size, grade and proximity to infrastructure; commodity prices, which have fluctuated widely in recent years; and government regulations, including those relating to taxes, royalties, land tenure, land use, aboriginal rights, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but Kiska’s business may be adversely affected by the inability of Kiska or those companies with which Kiska forms exploration alliances, to bring projects into commercial production.

Commodity Prices

The prices of gold, copper, zinc and other minerals have fluctuated widely in recent years and are affected by a number of factors beyond the control of Kiska, including international economic and political conditions, expectations of inflation, international currency exchange rates, consumption patterns, and levels of supply and demand.  Fluctuations in commodity prices will influence the willingness of investors to fund mining and exploration companies and the willingness of such companies to participate in joint ventures with Kiska and the level of their financial commitment. Similarly, the ability of Kiska to monetize assets may also be affected by fluctuations in commodity prices.

Competition

Other exploration and geo-science technology companies, including those with greater financial resources than Kiska, could adopt or may have adopted the business strategies of Kiska and thereby compete directly with Kiska, or may seek to acquire and develop mineral claims in areas targeted by Kiska. While the risk of direct competition may be mitigated by Kiska’s experience and technological capabilities, there can be no assurance that competition will not increase or that Kiska will be able to compete successfully.

Conflicts of Interest

Certain directors and officers of Kiska also serve as directors, officers and advisors of other companies involved in natural resource exploration and development. To the extent that such companies may participate in ventures with Kiska, such directors and officers may have conflicts of interest in negotiating and concluding the terms respecting the extent of such participation.  Such other companies may also compete with Kiska for the acquisition of mineral property rights.  In the event that any such conflict of interest arises, Kiska’s policy is that such director or officer will disclose the conflict to the board of directors and, if the conflict involves a director, such director will abstain from voting on the matter. In accordance with the Business Corporations Act (Yukon), the directors and officers of Kiska are required to act honestly, in good faith with a view to the best interests of Kiska.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2009

Fourth Quarter

Not applicable

Proposed Transactions

The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

New Accounting Policies

The Company adopted the method of accounting for unrecognized prior years tax loss carry forwards described in Emerging Issues Committee Abstract 172 (EIC-172), which was issued by the Canadian Institute of Chartered Accountants (“CICA”) in August 2008. EIC-172 requires the tax benefit from the recognition of previously unrecognized tax loss carry forwards, which arise from the recording of unrealized gains on available-for-sale financial assets in other comprehensive income, to be recognized in operations. The transition provisions for EIC-172 require the accounting policy be applied retrospectively, with restatement of prior periods. Accordingly, the Company has included future income tax recoveries on the statement of operations from previously unrecognized tax loss carry forwards associated with unrealized gains on available-for-sale financial assets.

The Canadian Institute of Chartered Accountants (“CICA”) has issued Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062 – “Goodwill and Intangible Assets”.  The new standard is applicable for interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  Section 3064 establishes revised standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition, and of intangible assets.  Section 3064 also provides guidance for the treatment of preproduction and start-up costs and requires that these costs be expensed as incurred. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The adoption of Section 3064 had no impact on the Company’s unaudited interim consolidated financial statements as at June 30, 2009.

In January 2009, the CICA issued Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements, and Section 1602, Non-controlling interests, which replaces Section 1581, Business Combinations and Section 1600, Consolidated Financial Statements. Section 1582 establishes standards for the accounting for business combinations that is equivalent to the business combination accounting standard under International Financial Reporting Standards (“IFRS”). Section 1582 is applicable for business combinations with acquisition dates on or after January 1, 2011. Early adoption of this section is permitted. Section 1601 together with Section 1602 establishes standards for the preparation of consolidated financial statements. Section 1601 is applicable for the Company’s interim and annual consolidated financial statements for fiscal years beginning on or after January 1, 2011. Early adoption of this section is permitted. If the Company chooses to early adopt any one of these sections, the other two sections must also be adopted at the same time. The Company is currently assessing the impact of these new accounting standards on its consolidated financial statements.

KISKA METALS CORPORATION

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the quarter ended June 30, 2009

The Emerging Issues Committee (“EIC”) of the CICA released EIC 173 in January 2009 which requires companies to take into account counterparty credit risk and an entity’s own credit risk in estimating the fair value of all financial assets and liabilities, including derivatives. The EIC is being issued in response to the diversity of practice in valuing financial instruments, especially derivatives. The adoption of EIC 173 had no impact on the Company’s unaudited interim consolidated financial statements as at June 30, 2009.

Off-balance Sheet Arrangements

As a policy, the Company does not enter into off-balance sheet arrangements with special-purpose entities in the normal course of its business, nor does it have any unconsolidated affiliates.

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

Additional Information

The Company files technical reports on all material properties, press releases and material change reports on SEDAR at www.sedar.com. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov/edgar. Additional information about the company can be accessed at the company’s website (www.kiskametals.com)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KISKA METALS CORPORATION (Registrant)

Date: August 26, 2009	By: “Jason S. Weber”

Jason S. Weber, Chief Executive Officer